Domestic Brands Inc.
Successor to Charles & Company
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2019 and 2018

(Unaudited)

	Common Stock		Capital in Excess	Retained	Total Shareholders'
	Shares	Amount	of Par Value	Earnings (Deficit)	Equity
Balance, December 31, 2017	-	-	$ 10,000	$ (8,137)	$ 1,863
Owner distributions				(24,000)	(24,000)
Share issuance to founders	5,500,000	55	138		193
Net income				33,155	33,155
Balance, December 31, 2018	5,500,000	55	10,138	1,018	11,211
Net owner contributions			18,740		18,740
Net income				42,029	42,029
Balance, December 31, 2019	5,500,000 $	55	$ 28,878	$ 43,047	$ 71,980